July 24, 2024

Chris Panagiotakos
Chief Financial Officer
Data Storage Corp
225 Broadhollow Road, Suite 307
Melville, NY 11747

       Re: Data Storage Corp
           Registration Statement on Form S-3
           Filed July 18, 2024
           File No. 333-280881
Dear Chris Panagiotakos:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Leslie Marlow